                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549


                                   FORM 11-K



[ ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]



                                       OR

[X] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from  July 1, 1996  to  December 31, 1996
                                        --------------    ------------------

         ChemFirst Inc. Commission file number 333-15789



                                 CHEMFIRST INC.
                          EMPLOYEE 401(K) SAVINGS PLAN
                                700 North Street
                              Post Office Box 1249
                        Jackson, Mississippi 39215-1249



                                 CHEMFIRST INC.
                                700 North Street
                              Post Office Box 1249
                        Jackson, Mississippi 39215-1249

                                 CHEMFIRST INC.
                              401(k) SAVINGS PLAN

                  Index to Financial Statements and Schedules




Independent Auditors' Report

Statements of Net Assets Available for Benefits as of December 31, 1996 and June 30, 1996

Statements of Changes in Net Assets Available for Benefits for the six month period ended December 31, 1996 and the years ended June 30, 1996, 1995 and 1994

Notes to Financial Statements


Supplemental Schedules:

I. Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1996

II. Item 27d - Schedule of Reportable Transactions for the six month period ended December 31, 1996

                        [PEAT MARWICK LLP LETTERHEAD]


                          Independent Auditors' Report



The Employee Benefits Committee
ChemFirst Inc.:


We have audited the financial statements of ChemFirst Inc. 401(k) Savings Plan (the Plan) as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ChemFirst Inc. 401(k) Savings Plan as of December 31, 1996 and June 30, 1996 and the changes in net assets available for benefits for the six-month period ended December 31, 1996 and for each of the years in the three-year period ended June 30, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules referred to above are not a required part of the basic financial statements but are supplementary information required by Regulation S-X or by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the December 31, 1996 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the December 31, 1996 basic financial statements taken as a whole.


                                             /s/ KPMG PEAT MARWICK LLP



June 20, 1997

                                 CHEMFIRST INC.
                              401(k) SAVINGS PLAN

                Statements of Net Assets Available for Benefits

                       December 31,1996 and June 30, 1996

                                                         December 31,    June 30,
                                                             1996          1996
                                                         ------------   ----------
Investments:
     Cash                                                $         -         2,525
     Mutual funds, at fair value (cost $26,627,157
        and $23,652,042, respectively)                    28,015,051    25,535,407
     Participant loans, at cost which approximates
        fair value                                         1,811,942     1,290,853
     ChemFirst Inc. common stock, at fair value
        (cost $2,987,903 and $3,247,123, respectively)
        (note 1(a))                                        6,641,672     5,962,422
     Getchell Gold Corporation common stock,
        at fair value (cost $809,816 and $957,537,
        respectively) (note 1(a))                          4,299,266     4,240,420
     Mississippi Chemical Corporation common stock,
        at fair value (cost $2,254,308) (note 1(a))        2,302,273             -
                                                         -----------   -----------
                    Total investments                     43,070,204    37,031,627
                                                         ===========   ===========

Receivables:
     Employers' and participants' contributions              316,110       298,328
     Interest                                                      -        10,562
     Dividends                                               158,383       161,458
     Due from participants                                     3,000        22,210
                                                         -----------   -----------
                    Total receivables                        477,493       492,558
                                                         -----------   -----------

                    Total assets                          43,547,697    37,524,185

Advisory fees payable                                              -       (27,080)
                                                         -----------   -----------
                    Net assets available for benefits    $43,547,697    37,497,105
                                                         ===========   ===========


See accompanying notes to financial statements.

                                 CHEMFIRST INC.
                              401(k) SAVINGS PLAN

                 Statements of Changes in Net Assets Available for Benefits

 Six months ended December 31, 1996 and years ended June 30, 1996, 1995 and 1994



                                                       Six months ended             Year ended June 30,
                                                         December 31,   --------------------------------------------
                                                            1996            1996            1995           1994
                                                        ------------    ------------    ------------    ------------
Contributions (note 3):
     Participants                                       $  1,261,378       2,411,273       2,435,199       2,103,851
     Employers                                               698,150       1,366,279       1,449,582       1,249,535
                                                        ------------    ------------    ------------    ------------
               Total contributions                         1,959,528       3,777,552       3,884,781       3,353,386
                                                        ------------    ------------    ------------    ------------

Interest income                                               86,126         125,679         117,506         580,236
Dividend income:
     ChemFirst Inc. common stock (note 1(a))                  56,836         102,070          89,244         112,492
     Mutual funds                                          1,743,620       1,664,078       1,148,652               -
Realized gains (losses) on investments, net (note 2):
        Government securities                                      -               -               -          38,956
        Mutual funds                                         789,885         578,166          26,673           4,748
        ChemFirst Inc. common stock (note 1(a))            1,441,326         861,525         599,385         998,562
        Getchell Gold Corporation
           common stock (note 1(a))                          510,129       1,384,241         130,327          (6,466)
Unrealized appreciation of investments,
     net (note 5)                                            696,374         969,120       6,170,323       1,038,613
Advisory fees                                                (21,489)       (109,095)       (148,168)        (27,777)
                                                        ------------    ------------    ------------    ------------
               Net investment income                       5,302,807       5,575,784       8,133,942       2,739,364
                                                        ------------    ------------    ------------    ------------

Rollovers (note 4)                                           351,534         240,514          65,847          41,224

Transfers from PCS Phosphates, Inc.
     Employee Savings Plan (note 4)                                -         133,944               -               -

Withdrawals and terminations, net
     of forfeitures                                       (1,563,277)     (1,870,551)     (1,596,682)     (1,324,686)

Transfer of Getchell Gold Corporation
     participant account balances (note 1(a))                      -      (3,084,813)              -               -
                                                        ------------    ------------    ------------    ------------
               Net increase in assets
                    available for benefits                 6,050,592       4,772,430      10,487,888       4,809,288

Net assets available for benefits:
     Beginning of year                                    37,497,105      32,724,675      22,236,787      17,427,499
                                                        ------------    ------------    ------------    ------------

     End of year                                        $ 43,547,697      37,497,105      32,724,675      22,236,787
                                                        ============    ============    ============    ============

See accompanying notes to financial statements.

                                 CHEMFIRST INC.
                              401(k) SAVINGS PLAN

                         Notes to Financial Statements

                      December 31, 1996 and June 30, 1996



(1)   Plan Provisions and Significant Accounting Policies

      The following brief description of ChemFirst Inc. 401(k) Savings Plan (the
          Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

      (a) Change in Organization of Plan's Sponsor

          In December 1996, First Mississippi Corporation contributed all of its assets and subsidiaries, other than those relating to its fertilizer business, to ChemFirst Inc. (the Company), which at the time was a wholly-owned subsidiary of First Mississippi Corporation and had engaged in no business activities during the previous five years. First Mississippi Corporation then spun off ChemFirst Inc. in a tax-free distribution of ChemFirst's common stock to First Mississippi Corporation's shareholders. This distribution occurred immediately before and in connection with the merger of First Mississippi Corporation with a wholly-owned subsidiary of Mississippi Chemical Corporation (MCC) on December 24, 1996. The merger consideration consisted of 0.3340026 shares of MCC stock in exchange for each share of First Mississippi Corporation stock. Cash was paid in settlement of fractional shares. These transactions were accounted for as a disposal of the fertilizer business of First Mississippi Corporation. Accordingly, receipt of the MCC shares resulted in a realized gain on $1,208,864 based on the excess of the fair value of the shares on the date of the exchange over their apportioned cost.

          On October 20, 1995, First Mississippi distributed its shares of
             Getchell Gold Corporation (formerly FirstMiss Gold Inc.) to the First Mississippi shareholders in a spin-off transaction. In connection with the spin-off, the participant accounts of employees of Getchell Gold Corporation were transferred from the Plan.

      (b) Plan Provisions

          The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan currently covers substantially all employees of the Company and its subsidiaries.





                                                                     (Continued)

                                 CHEMFIRST INC.
                              401(k) SAVINGS PLAN

                         Notes to Financial Statements



            The provisions of the Plan allow deferral of tax by the
                participants on their contributions and earnings thereon. An employee is eligible to participate in the Plan after being employed for six months of eligibility service. The Plan is available to all employee classifications except Leased Employees, Temporary Employees and members of a legally recognized collective bargaining unit not expressly granted permission to participate. Temporary Employees include co-op students and persons hired for a specific period of time, a specific project or group of assignments. Plan participants may elect to contribute from 1% to 15% of monthly base pay to the Plan, subject to regulatory limitations. The maximum percentage was decreased from 16.8% to 15% effective January 1, 1995. The Company matches contributions up to 4% of monthly base pay. At December 31, 1996 and at June 30, 1996, 1995 and 1994, 925,
                924, 990 and 958 participants, respectively, were participating in the Plan.

            Participants may elect to have their contributions and allocated earnings thereon invested in any combination of the following investment programs:

                  (1) Capital Preservation Fund - This fund was established in 1995 and consists primarily of investments in fixed income mutual funds.

                  (2) Short-term Stability Fund - Consists primarily of investments in fixed income mutual funds.

                  (3) Mid-term Balanced Fund - Consists primarily of investments in fixed income and equity mutual funds.

                  (4) Long-term Growth Fund - Consists primarily of investments in equity mutual funds.

                  (5) Aggressive Growth Fund - This fund was established in 1996 and consists primarily of investments in small cap and emerging market mutual funds.

                  (6) ChemFirst Inc. common stock. (includes Mississippi Chemical Corporation common stock subsequent to December 23, 1996 - see note 1(a)).

                  (7) Getchell Gold Corporation common stock (as of October 20, 1995, participants could no longer elect to allocate new contributions to this investment program) (see note 1(a)).

            Prior to April 1, 1994, participants could only elect to invest in programs (6) and (7) above, as well as a program that invested in cash deposited in interest-bearing bank accounts, certificates of deposit, corporate or government obligations, or other similar investments. Additionally, prior to April 1, 1994 participants could elect investment options separately with regard to their own contributions and the Employers' contributions.

                                 CHEMFIRST INC.
                              401(k) SAVINGS PLAN

                         Notes to Financial Statements


            The Plan also provides for participant loans. A participant can borrow up to 50% of the participant's vested account balance, not to exceed $50,000 less the participant's highest outstanding loan balance during the previous twelve months. The minimum loan amount is $1,000 per loan, and three loans per participant may be outstanding at any time. The interest rate charged on loan balances is equal to the prime rate plus 1%, and the interest charged is credited to the borrowing participant's account. Maturities cannot exceed five years, except for loans made to purchase a primary residence, in which case the maturity cannot exceed 10 years. The participant must pay a $50 set-up fee and a $2.50 monthly administrative fee for each loan.

            In  addition to the investment options listed above, the Employee
                 Benefits Committee may authorize establishing additional investment options consisting of such other securities or professionally managed funds as may be determined by unanimous action of the committee. Notice of any such action must be communicated in writing to each participant. The following is a summary of the number of participants in each investment option:


                                                           Participants' contributions
                         ------------------------------------------------------------------------------------------------
                            Capital    Short-term    Mid-term     Long-term    Aggressive                 Getchell Gold
                         Preservation  Stability     Balanced       Growth       Growth    ChemFirst Inc.  Corporation
                             Fund        Fund          Fund          Fund         Fund      common stock   common stock
                         -----------  ------------   --------     ---------    ------------ ------------- ---------------
Number of participants:

     December 31, 1996           30          596          507           657            44           401           260
                          =========    =========    =========     =========     =========     =========     =========
     June 30, 1996               27          684          500           635             -           384           293
                          =========    =========    =========     =========     =========     =========     =========
     June 30, 1995               11          725          577           618             -           352           169
                          =========    =========    =========     =========     =========     =========     =========
     June 30, 1994                -          699          528           556             -           343           144
                          =========    =========    =========     =========     =========     =========     =========

                                                           Employers' contributions
                         ------------------------------------------------------------------------------------------------
                            Capital    Short-term    Mid-term     Long-term    Aggressive                 Getchell Gold
                         Preservation  Stability     Balanced       Growth       Growth    ChemFirst Inc.  Corporation
                             Fund        Fund          Fund          Fund         Fund      common stock   common stock
                         -----------  ------------   --------     ---------    ------------ ------------- ---------------
Number of participants:

     December 31, 1996           31           622           510           666           44           414           286
                          =========     =========     =========     =========    =========     =========     =========
     June 30, 1996               27           695           502           640            -           411           321
                          =========     =========     =========     =========    =========     =========     =========
     June 30, 1995               11           741           575           619            -           392           191
                          =========     =========     =========     =========    =========     =========     =========
     June 30, 1994                -           714           528           556            -           386           163
                          =========     =========     =========     =========    =========      =========     =========


                                                                     (Continued)

                                 CHEMFIRST INC.
                              401(k) SAVINGS PLAN

                         Notes to Financial Statements



            Participants' contributions and allocated earnings thereon are fully vested at all times and are not subject to forfeiture for any reason. Employers' contributions and allocated earnings thereon fully vest after a participant completes three years of service or upon a participant's indefinite economic or industrial layoff, retirement, death or disability, whichever occurs first. Forfeitures from a participant's Company matching account may be used to pay plan expenses and/or to reduce Company match contributions in the Plan year in which the forfeitures are determined to occur.

            Amounts forfeited from a participant's Company matching account prior to July 1, 1996 were added to the forfeitures fund and allocated along with Company matching contributions on the last day of the Plan year in which the forfeitures were determined to occur.

       (c)  Participant Accounts

            Participant accounts are maintained individually and in the aggregate for each investment option. Each participant's account is credited with its investment earnings and the portion of the Employers' contributions allocated to it. Participant benefits are provided solely from each individual participant's account.

       (d)  Administrative Expenses

            Administrative expenses, with the exception of advisory fees, are paid by ChemFirst Inc. and are not charged to the Plan. Advisory fees are for the management of the mutual funds in which plan assets are invested.

       (e)  Investments

            Investments in cash and participant loans are stated at cost, which approximates fair value. Investments in ChemFirst Inc., Getchell Gold Corporation and Mississippi Chemical Corporation common stocks and mutual funds are stated at quoted market value. Dividends and interest are recorded on the accrual basis.
                Investment transactions are accounted for on the trade date.

            The Plan does not require any collateral or other security from the trustee to support the investments.



                                                                     (Continued)

                                 CHEMFIRST INC.
                              401(k) SAVINGS PLAN
                         Notes to Financial Statements



       (f)  Income Taxes

            In a determination letter dated April 24, 1996, the Internal
                Revenue Service held that the Plan is exempt from income taxes in accordance with section 401(a) of the Internal Revenue Code. It also held that participant income taxes on contributions and earnings are deferred until such amounts are received by the participant or a beneficiary.

       (g)  Sales of Investments

            The cost of stock and mutual fund shares sold is determined based on the average cost of the shares. The cost of other investments is determined based on the individual cost of each issue.

       (h)  Use of Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2)    Investment Sales

       A summary follows of net realized gains on sales of investments for the six months ended December 31, 1996 and for the years ended June 30, 1996, 1995 and 1994:

                                  Proceeds     Carrying     Net realized
                                 from sales      value         gains
                                -----------   -----------   -------------
December 31, 1996
   Common stock                 $ 1,199,418       456,827       742,591
   Mutual funds                  18,779,705    17,989,820       789,885
                                -----------   -----------   -----------
                                $19,979,123    18,446,647     1,532,476
                                ===========   ===========   ===========
   Gain recognized on receipt
      of MCC shares (note 1)                                  1,208,864
                                                            -----------
                                                            $ 2,741,340
                                                            ===========



                                                                   (Continued)

                                 CHEMFIRST INC.
                              401(k) SAVINGS PLAN

                         Notes to Financial Statements


(2), Continued


                                         Proceeds       Carrying     Net realized
                                        from sales        value         gains
                                        ----------      --------     ------------
          June 30, 1996
             Common stock              $ 4,995,315      2,749,549     2,245,766
             Mutual funds               10,885,936     10,307,770       578,166
                                       -----------     ----------     ---------
                                       $15,881,251     13,057,319     2,823,932
                                       ===========     ==========     =========
          June 30, 1995
             Common stock              $ 2,810,662      2,080,950       729,712
             Mutual funds                5,636,596      5,609,923        26,673
                                       -----------     ----------     ---------
                                       $ 8,447,258      7,690,873       756,385
                                       ===========     ==========     =========
          June 30, 1994
             Common stock              $ 3,378,265      2,386,169       992,096
             Government securities       8,596,521      8,557,565        38,956
             Mutual funds                5,243,636      5,238,888         4,748
                                       -----------     ----------     ---------
                                       $17,218,422     16,182,622     1,035,800
                                       ===========     ==========     =========


 (3)   Participants' and Employers' Contributions

       A summary follows of contributions by company:

                                                    Participants'       Employers'
                                                    contributions     contributions
                                                    -------------     -------------
          Year ended December 31, 1996:
              ChemFirst Inc.                         $  162,212           95,460
              First Chemical Corporation                328,446          177,827
              Plasma Energy Corporation                  41,900           21,893
              Quality Chemicals, Inc.                   171,448          102,812
              FirstMiss Steel Inc.                       70,359           41,972
              AMPRO Fertilizer, Inc.                     99,177           44,871
              EKC Technology, Inc.                       82,908           35,873
              Plasma Processing Corporation              41,056           23,678
              Callidus Technologies, Inc.               263,872          153,764
                                                     ----------          -------

                                                     $1,261,378          698,150
                                                     ==========          =======

                                                                    (Continued)

                                 CHEMFIRST INC.
                              401(k) SAVINGS PLAN
                         Notes to Financial Statements

(3), Continued

                                                                      Participants'       Employers'
                                                                      contributions      contributions
                                                                      -------------      -------------

          Year ended June 30, 1996:
              First Mississippi Corporation                           $  307,472            185,292
              First Chemical Corporation                                 603,108            339,862
              Getchell Gold Corporation                                  133,022             68,514
              Plasma Energy Corporation                                   82,786             42,062
              Quality Chemicals, Inc.                                    334,447            198,847
              FirstMiss Steel Inc.                                       137,734             83,246
              AMPRO Fertilizer, Inc.                                     160,017             75,243
              EKC Technology, Inc.                                       161,603             73,043
              Plasma Processing Corporation                              103,875             63,533
              Callidus Technologies, Inc.                                387,209            236,637
                                                                      ----------          ---------
                                                                      $2,411,273          1,366,279
                                                                      ==========          =========
          Year ended June 30, 1995:
              First Mississippi Corporation                           $  231,904            152,847
              First Chemical Corporation                                 603,924            375,042
              Getchell Gold Corporation                                  402,943            206,238
              Plasma Energy Corporation                                   77,110             45,319
              Quality Chemicals, Inc.                                    328,803            198,853
              FirstMiss Steel Inc.                                       122,452             93,402
              AMPRO Fertilizer, Inc.                                     147,885             72,810
              EKC Technology, Inc.                                       135,972             60,775
              Plasma Processing Corporation                               94,485             65,492
              Callidus Technologies, Inc.                                289,721            178,804
                                                                      ----------          ---------
                                                                      $2,435,199          1,449,582
                                                                      ==========          =========
          Year ended June 30, 1994:
              First Mississippi Corporation                           $  210,746            149,638
              First Chemical Corporation                                 511,181            301,932
              First Energy Corporation                                     2,484              1,653
              Getchell Gold Corporation                                  385,530            197,464
              Plasma Energy Corporation                                   60,247             38,909
              Quality Chemicals, Inc.                                    285,581            174,725
              FirstMiss Steel Inc.                                       100,374             70,339
              AMPRO Fertilizer, Inc.                                     140,331             68,353
              Maxadyne Corporation                                         3,580              3,580
              Plasma Processing Corporation                               69,125             49,441
              EKC Technology, Inc.                                       128,937             57,815
              Callidus Technologies, Inc.                                205,735            135,686
                                                                      ----------          ---------
                                                                      $2,103,851          1,249,535
                                                                      ==========          =========

                                                                   (Continued)

                                 CHEMFIRST INC.
                              401(k) SAVINGS PLAN

                         Notes to Financial Statements



 (4)   Rollovers and Transfers

       During the six months ended December 31, 1996 and the years ended June
            30, 1996, 1995 and 1994, assets and participant accounts, including those from terminated plans covering employees of EKC Technology, Inc., Callidus Technologies, Inc., Plasma Energy Corp. and Getchell Gold Corporation (see note 1 (a)), were transferred from other qualified employee benefit plans to the Plan as follows:



                                              Six months ended                Year ended June 30,
                                                 December 31,        ---------------------------------------
                                                    1996             1996           1995            1994
                                              -----------------      ----           ----            ----


          ChemFirst Inc. (note 1 (a))            $  4,529           76,919              --              --
          First Chemical Corporation               91,626           18,926             805          27,753
          Callidus Technologies, Inc.             193,535           70,828          14,974              --
          Plasma Energy Corp.                          --           30,813              --              --
          Getchell Gold Corporation                    --               --          41,957              --
          EKC Technology, Inc.                         --           34,857           4,216           7,695
          Quality Chemical, Inc.                       --            5,088              --           5,776
          FirstMiss Steel, Inc.                    61,844            3,006           3,895              --
          Plasma Processing Corporation                --               77              --              --
                                                 --------          -------          ------          ------

                                                 $351,534          240,514          65,847          41,224
                                                 ========          =======          ======          ======

       In April 1996, ChemFirst Inc. obtained a 50% interest in FirstMiss
            Fertilizer, LP, an ammonia storage terminal facility. As a part of this acquisition, the Companies hired seven employees from the seller of the facility. A "plan-to-plan" transfer of these employees' account balances, (including loan balances), aggregating $133,944 was completed between the PCS Phosphates, Inc. Employee Savings Plan and the Plan.


                                                                    (Continued)

                                 CHEMFIRST INC.
                              401(k) SAVINGS PLAN
                         Notes to Financial Statements



(5)    Unrealized Appreciation (Depreciation) of Investments

       During the six months ended December 31, 1996 and the years ended June
            30, 1996, 1995 and 1994, unrealized appreciation (depreciation) of the Plan's investments was as follows:



                                                  Six months ended                      Year ended June 30,
                                                    December 31,            -------------------------------------------
                                                       1996                 1996               1995                1994
                                                 ----------------           ----               ----                ----

          Government securities                     $      --                   --                  --            (452,894)
          Mutual funds                               (496,629)             768,018           1,164,775             (11,775)
          ChemFirst Inc. common stock
             (note 1(a))                              542,862           (1,328,202)          4,206,502           1,454,571
          Getchell Gold Corporation
             common stock                             602,177            1,529,304             799,046              48,711
          Mississippi Chemical Corporation
             common stock                              47,965                   --                  --                  --
                                                    ---------           ----------           ---------          ----------

                                                    $ 696,374              969,120           6,170,323           1,038,613
                                                    =========           ==========           =========          ==========


                                                                   (Continued)

                                 CHEMFIRST INC.
                              401(k) SAVINGS PLAN

                         Notes to Financial Statements



(6)    Investment Option Allocation

       The allocation of net assets available for benefits to investment option as of December 31, 1996 and June 30, 1996 follows:


                                                              Capital         Short-term       Mid-term        Long-term
                                                            Preservation       Stability       Balanced          Growth
                                                                Fund              Fund           Fund            Fund
                                                                ----              ----           ----            ----

   December 31, 1996:
         Mutual funds                                       $ 1,180,793       5,521,730       7,416,505       13,460,200
         Participant loans                                       86,270         802,993         635,374          298,744
         ChemFirst Inc. common stock                                 --              --              --               --
         Getchell Gold Corporation common stock                      --              --              --               --
         Mississippi Chemical Corporation common stock               --              --              --               --
                                                            -----------      ----------      ----------      -----------
                      Total investments                       1,267,063       6,324,723       8,051,879       13,758,944
                                                            -----------      ----------      ----------      -----------

         Receivables:
             Employers' and participants' contributions           2,803          41,776          75,712          150,033
             Dividends                                               --           9,294          42,699          109,581
             Due from participants                                3,000              --              --               --
                                                            -----------      ----------      ----------      -----------
                      Total receivables                           5,803          51,070         118,411          259,614
                                                            -----------      ----------      ----------      -----------

                      Net assets available for benefits     $ 1,272,866       6,375,793       8,170,290       14,018,558
                                                            ===========      ==========      ==========      ===========


June 30, 1996:
    Cash                                                    $        --           2,525              --               --
    Mutual funds                                                901,993       5,873,232       7,028,448       11,199,594
    Participant loans                                            48,540         639,414         450,494          152,405
    First Mississippi Corporation common stock                       --              --              --               --
    Getchell Gold Corporation common stock                           --              --              --               --
                                                            -----------      ----------      ----------      -----------
                 Total investments                              950,533       6,515,171       7,478,942       11,351,999
                                                            -----------      ----------      ----------      -----------

    Receivables:
        Employers' and participants' contributions                2,649          48,455          74,270          144,714
        Interest                                                    304           3,976           2,777              867
        Dividends                                                    --          51,497          64,896           45,065
        Due from participants                                        --              --              --           22,210
                                                            -----------      ----------      ----------      -----------
                 Total receivables                                2,953         103,928         141,943          212,856
                                                            -----------      ----------      ----------      -----------

                 Total assets                                   953,486       6,619,099       7,620,885       11,564,855

    Advisory fees payable                                        (1,045)         (7,688)         (7,491)         (10,856)
                                                            -----------      ----------      ----------      -----------

                 Net assets available for benefits          $   952,441       6,611,411       7,613,394       11,553,999
                                                            ===========      ==========      ==========      ===========



                                                          Aggressive                   Getchell Gold
                                                            Growth     ChemFirst Inc.   Corporation
                                                            Fund        common stock    common stock   Combined
                                                            ----        ------------    ------------   --------

   December 31, 1996:
         Mutual funds                                     435,823              --             --      28,015,051
         Participant loans                                 (3,537)         (7,902)            --       1,811,942
         ChemFirst Inc. common stock                           --       6,641,672             --       6,641,672
         Getchell Gold Corporation common stock                --              --      4,299,266       4,299,266
         Mississippi Chemical Corporation common stock         --       2,302,273             --       2,302,273
                                                         --------      ----------      ---------     -----------
                      Total investments                   432,286       8,936,043      4,299,266      43,070,204
                                                         --------      ----------      ---------     -----------

         Receivables:
             Employers' and participants' contributions    10,735          35,051             --         316,110
             Dividends                                     (3,191)             --             --         158,383
             Due from participants                             --              --             --           3,000
                                                         --------      ----------      ---------     -----------
                      Total receivables                     7,544          35,051             --         477,493
                                                         --------      ----------      ---------     -----------

                      Net assets available for benefits   439,830       8,971,094      4,299,266      43,547,697
                                                         ========      ==========      =========     ===========


June 30, 1996:
    Cash                                                       --              --             --           2,525
    Mutual funds                                               --         188,824        343,316      25,535,407
    Participant loans                                          --              --             --       1,290,853
    First Mississippi Corporation common stock                 --       5,962,422             --       5,962,422
    Getchell Gold Corporation common stock                     --       4,240,420      4,240,420
                                                         --------      ----------      ---------     -----------
                 Total investments                             --       6,151,246      4,583,736      37,031,627
                                                         --------      ----------      ---------     -----------

    Receivables:
        Employers' and participants' contributions             --          28,240             --         298,328
        Interest                                               --             951          1,687          10,562
        Dividends                                              --              --             --         161,458
        Due from participants                                  --              --             --          22,210
                                                         --------      ----------      ---------     -----------
                 Total receivables                             --          29,191          1,687         492,558
                                                         --------      ----------      ---------     -----------

                 Total assets                                  --       6,180,437      4,585,423      37,524,185

    Advisory fees payable                                      --              --             --         (27,080)
                                                         --------      ----------      ---------     -----------

                 Net assets available for benefits             --       6,180,437      4,585,423      37,497,105
                                                         ========      ==========      =========     ===========


                                                      CHEMFIRST INC.
                                                    401(k) SAVINGS PLAN
 (6), continued
       The allocation of changes in net assets available for benefits to investment option for the six months ended December 31, 1996 and the twelve months ended June 30, 1996, 1995 and 1994 follows:



                                                               Capital       Short-term       Mid-term       Long-term
                                                            Preservation      Stability       Balanced        Growth
                                                                Fund              Fund           Fund           Fund
                                                                ----              ----           ----           ----



Net assets available for benefits
     at June 30, 1993                                       $        --              --              --               --

     Participants' contributions                                     --         152,730         175,897          230,736
     Employers' contributions                                        --          82,305          97,664          131,512
     Net investment income (loss)                                    --          51,084         (23,414)         (38,420)
     Rollovers                                                       --              --              --            5,956
     Withdrawals and terminations                                    --        (215,390)        (10,090)         (21,287)
     Transfers due to participants'
        selection of investment option                               --       7,738,698       5,156,122        3,614,104
                                                            -----------      ----------      ----------      -----------
Net assets available for benefits
     at June 30, 1994                                                --       7,809,427       5,396,179        3,922,601

     Participants' contributions                                  1,531         613,583         710,626          959,697
     Employers' contributions                                       984         334,753         408,253          557,478
     Net investment income                                          130         610,578         775,668          898,740
     Rollovers                                                       --          17,065           7,606            3,968
     Withdrawals and terminations                                    --        (821,887)       (160,543)        (184,143)
     Transfers due to participants'
        selection of investment option                           47,591        (411,343)       (380,394)       1,686,632
                                                            -----------      ----------      ----------      -----------
Net assets available for benefits
     at June 30, 1995                                            50,236       8,152,176       6,757,395        7,844,973

     Participants' contributions                                 17,006         449,340         642,829        1,112,762
     Employers' contributions                                    10,107         246,029         376,975          619,602
     Net investment income (loss)                                24,936         342,115         905,231        1,711,315
     Rollovers                                                   22,809          17,038          91,809           75,917
     Transfers from PSC Phosphates, Inc.
        Employee Savings Plan                                        --          54,483           1,976           76,826
     Withdrawals and terminations                               (38,828)       (477,385)       (231,066)        (972,837)
     Transfers due to participants'
        selection of investment option                          876,729      (1,271,897)        333,714        1,741,434
     Transfer of Getchell Gold Corporation
        participant account balances                            (10,554)       (900,488)     (1,265,469)        (655,993)
                                                            -----------      ----------      ----------      -----------
Net assets available for benefits
     at June 30, 1996                                           952,441       6,611,411       7,613,394       11,553,999

     Participants' contributions                                 10,557         171,313         311,837          632,574
     Employers' contributions                                     6,173          94,420         183,599          341,214
     Net investment income                                       30,853         156,405         524,367        1,389,452
     Rollovers                                                  176,850          21,163          23,598          125,013
     Withdrawals and terminations                              (201,484)       (546,085)       (323,320)        (293,484)
     Transfers due to participants'
        selection of investment option                          297,476        (132,834)       (163,185)         269,790
                                                            -----------      ----------      ----------      -----------
Net assets available for benefits
     at December 31, 1996                                   $ 1,272,866       6,375,793       8,170,290       14,018,558
                                                            ===========      ==========      ==========      ===========




                                                  Aggressive         Cash and                     Getchell Gold
                                                    Growth             other     ChemFirst Inc.   Corporation
                                                      Fund        investments     common stock    common stock       Combined
                                                      ----        -----------     ------------    ------------       --------



Net assets available for benefits
     at June 30, 1993                                     --      11,996,027       4,804,184         627,288       17,427,499

     Participants' contributions                          --       1,347,568         163,951          32,969        2,103,851
     Employers' contributions                             --         766,371         140,597          31,086        1,249,535
     Net investment income (loss)                         --         295,753       2,537,759         (83,398)       2,739,364
     Rollovers                                            --          35,268              --              --           41,224
     Withdrawals and terminations                         --        (634,395)       (443,001)           (523)      (1,324,686)
     Transfers due to participants'
        selection of investment option                    --     (13,806,592)     (2,696,578)         (5,754)              --
                                                     -------     -----------      ----------      ----------      -----------
Net assets available for benefits
     at June 30, 1994                                     --              --       4,506,912         601,668       22,236,787

     Participants' contributions                          --              --         107,400          42,362        2,435,199
     Employers' contributions                             --              --          76,328          71,786        1,449,582
     Net investment income                                --              --       4,915,803         933,023        8,133,942
     Rollovers                                            --              --              --          37,208           65,847
     Withdrawals and terminations                         --              --        (410,418)        (19,691)      (1,596,682)
     Transfers due to participants'
        selection of investment option                    --        (836,927)       (105,559)             --
                                                     -------     -----------      ----------      ----------      -----------
Net assets available for benefits
     at June 30, 1995                                     --              --       8,359,098       1,560,797       32,724,675

     Participants' contributions                          --              --         170,566          18,770        2,411,273
     Employers' contributions                             --              --         103,667           9,899        1,366,279
     Net investment income (loss)                         --              --      (1,282,911)      3,875,098        5,575,784
     Rollovers                                            --              --          32,941              --          240,514
     Transfers from PSC Phosphates, Inc.
        Employee Savings Plan                             --              --             659              --          133,944
     Withdrawals and terminations                         --              --         (81,791)        (68,644)      (1,870,551)
     Transfers due to participants'
        selection of investment option                    --              --      (1,031,066)       (648,914)              --
     Transfer of Getchell Gold Corporation
        participant account balances                      --              --         (90,726)       (161,583)      (3,084,813)
                                                     -------     -----------      ----------      ----------      -----------
Net assets available for benefits
     at June 30, 1996                                     --              --       6,180,437       4,585,423       37,497,105

     Participants' contributions                      13,795              --         121,302              --        1,261,378
     Employers' contributions                          6,150              --          66,594              --          698,150
     Net investment income                             1,634              --       2,484,282         715,814        5,302,807
     Rollovers                                            --              --           4,841              69          351,534
     Withdrawals and terminations                         --              --        (130,623)        (68,281)      (1,563,277)
     Transfers due to participants'
        selection of investment option               418,251              --         244,261        (933,759)              --
                                                     -------     -----------      ----------      ----------      -----------
Net assets available for benefits
     at December 31, 1996                            439,830              --       8,971,094       4,299,266       43,547,697
                                                     =======     ===========      ==========      ==========      ===========



                                                                  (Continued)

                                 CHEMFIRST INC.
                              401(k) SAVINGS PLAN

                         Notes to Financial Statements


(7)    Plan Investments

       The following investments exceeded 5% of net assets available for benefits at December 31, 1996 and June 30, 1996:


                                                                                           December 31, 1996
                                                                                           -----------------
                                                                             Shares
                                                                             or face                               Carrying
                                                                             amount              Cost                value
                                                                             ------              ----                -----
          Mutual funds:
             Morley Stable Fund                                              207,873          $2,439,086          2,491,086
             Frank Russell Income III                                        324,975           3,179,821          3,304,998
             Frank Russell Equity I                                           99,291           2,770,706          3,012,501
             Frank Russell Equity II                                          67,159           1,914,209          2,018,140
             Frank Russell Equity Q                                          275,650           8,417,440          9,079,908
             ChemFirst Inc. common stock                                     287,207           2,987,903          6,641,672
             Getchell Gold Corporation common stock                          112,033             809,816          4,299,266
             Mississippi Chemical Corporation common stock                    95,928           2,254,308          2,302,273



                                                                                           June 30, 1996
                                                                                           -------------
                                                                             Shares
                                                                             or face                               Carrying
                                                                             amount              Cost                value
                                                                             ------              ----                -----
          Mutual funds:
             Frank Russell Investment Contract                               198,273          $3,264,753          3,539,577
             Frank Russell Fixed Income I                                    125,035           2,583,327          2,623,235
             Frank Russell Fixed Income III                                  252,087           2,499,223          2,546,078
             Frank Russell Equity I                                          119,233           3,144,035          3,599,641
             Frank Russell Equity II                                          61,786           1,702,881          1,927,711
             Frank Russell International                                      57,116           2,098,500          2,188,688
             Frank Russell Equity Q                                          113,638           3,166,114          3,681,860
          First Mississippi common stock                                     267,974           3,247,123          5,962,422
          Getchell Gold Corporation common stock                             128,498             957,537          4,240,420


                                   Schedule I

                                 CHEMFIRST INC.
                              401(k) SAVINGS PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1996



                                                                                                  December 31, 1996
                                                                                                  -----------------
                                                                                   Shares
                                                                                   or face                                 Carrying
                                                                                   amount               Cost                 value
                                                                                   ------               ----               --------
Mutual funds:
     Baron Asset                                                     0.3%            3,071          $   108,364             111,271
     Managers Special Equity                                         0.3%            2,170              113,503             110,549
     Morley Stable Value                                             5.7%          207,873            2,439,086           2,491,086
     PBHG Growth                                                     0.4%            6,462              173,130             169,748
     Schwab Retirement Money                                         2.7%        1,180,793            1,180,793           1,180,793
     Warburg Pincus Emerging Markets                                 0.1%            3,515               43,601              44,254
     Frank Russell Fixed Income I                                    3.5%           73,383            1,516,256           1,540,307
     Frank Russell Fixed Income II                                   3.4%           81,173            1,489,480           1,490,337
     Frank Russell Fixed Income III                                  7.6%          324,975            3,179,821           3,304,998
     Frank Russell Equity I                                          6.9%           99,291            2,770,706           3,012,501
     Frank Russell Equity II                                         4.6%           67,159            1,914,209           2,018,140
     Frank Russell International                                     2.5%           29,393            1,084,592           1,099,006
     Frank Russell Emerging Markets                                  3.7%          131,805            1,592,860           1,627,788
     Frank Russell Real Estate Securities                            1.7%           25,158              603,316             734,365
     Frank Russell Equity Q                                         20.9%          275,650            8,417,440           9,079,908
                                                                                                    -----------          ----------
                                                                                                     26,627,157          28,015,051
                                                                                                     ----------          ----------
Participant loans, interest rates from 7.25%
        to 10.0%; maturities from 1 to 10 years                      4.2%        1,811,942            1,811,942           1,811,942

ChemFirst Inc. common stock                                         15.3%          287,207            2,987,903           6,641,672

Getchell Gold Corporation common stock                               9.9%          112,033              809,816           4,299,266

Mississippi Chemical Corporation common stock                        5.3%           95,928            2,254,308           2,302,273
                                                                                                    -----------          ----------

                                                                                                    $34,491,126          43,070,204
                                                                                                    ===========          ==========

                                                                   Schedule II

                                 CHEMFIRST INC.
                              401(k) SAVINGS PLAN

                 Item 27d - Schedule of Reportable Transactions

                       Six months ended December 31, 1996




                                                                      Purchases                        Sales
                                                             ----------------------------   ----------------------------
                                                                     Shares                          Shares      Selling   Net gain
Identity of party involved Description of assets             Number  or units     Cost      Number   or units     price    or (loss)
-------------------------- ---------------------             ------  --------     ----      ------   --------    -------   --------

December 31, 1996:
  Deposit Guaranty
    National Bank or
    Charles Schwab         Frank Russell U. S. Government
    Trust Company          Money Market Fund                   6    2,796,333  $3,555,831     11     163,808  $  353,424         --

          "                Frank Russell Investment Contract   4        1,053      18,834      8     199,327   3,283,587    281,350


          "                Frank Russell Fixed Income I       49       37,643     779,749    111      91,108   1,890,337       (253)

          "                Frank Russell Fixed Income III     63      221,614   2,217,178    115     152,709   1,575,795    (47,952)

          "                Frank Russell Equity I             43       81,518   2,340,987    107     101,888   2,727,301    199,479

          "                Frank Russell Equity Q             76       33,149   7,290,145    113      71,789   2,059,959    250,435

  Charles Schwab Trust
    Company                Morley Stable Value Fund           50      255,971   3,002,699     92      48,099     563,613      4,279


   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       CHEMFIRST INC.
                                 EMPLOYEE 401(k) SAVINGS PLAN


Date: June 26, 1997               /s/ J. Steve Chustz
                                 ------------------------------------------
                                      J. Steve Chustz
                                      Member, Employee Benefits Committee



Date: June 26, 1997               /s/ Charles R. Gibson
                                 ------------------------------------------
                                      Charles R. Gibson
                                      Member, Employee Benefits Committee



Date: June 26, 1997               /s/ R. Michael Summerford
                                 ------------------------------------------
                                      R. Michael Summerford
                                      Member, Employee Benefits Committee



Date: June 26, 1997               /s/ Tom Tepas
                                 ------------------------------------------
                                      Tom Tepas
                                      Member, Employee Benefits Committee

                              INDEX TO EXHIBITS



EXHIBIT
NUMBER         DESCRIPTION
-------        -----------

 23.1          Independent Auditors' Consent

                                                                  EXHIBIT 23.1






                         Independent Auditors' Consent




The Board of Directors
ChemFirst Inc.:


We consent to incorporation by reference in the registration statements (Nos. 2-93585, 33-24414, 33-43586 and 333-13841) on form S-8 of ChemFirst Inc. of our report dated June 20, 1997 relating to the financial statements and financial statement schedules of ChemFirst Inc. 401(k) Savings Plan as of December 31, 1996 and June 30, 1996 and for the six month period ended December 31, 1996 and for each of the years in the three-year period ended June 30, 1996, which report appears in the December 31, 1996 annual report on Form 11-K of ChemFirst Inc. 401(k) Savings Plan.


                                             /s/ KPMG PEAT MARWICK LLP
                                             ----------------------------------
June 27, 1997                                KPMG Peat Marwick LLP
Jackson, Mississippi